# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOCKET MOBILE, INC., CIK 0000944075
CUSIP: 83368E200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475
Date of event which requires filing of this statement: 10/13/2025
Filed by CIK 0001192161
Persons authorized to receive notices and communications: Jason Wu, 40675 Encyclopedia Circle, Fremont, California (CA), 94538, 5109333085

## Reporting persons
- BASS CHARLIE (CIK 0001192161): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 4,477,179; shared voting power 0; sole dispositive power 4,477,179; shared dispositive power 0; aggregate amount beneficially owned 4,477,179 (41.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: SOCKET MOBILE, INC.
Address of issuer's principal executive offices: 40675 ENCYCLOPEDIA CIRCLE, FREMONT, California (CA), 94538-2475

## Item 2. Identity and Background
Name of person filing: Charlie Bass
Residence or business address: The business address of Mr. Bass is c/o Socket Mobile, Inc., 40675 Encyclopedia Cir., Fremont, CA 94538.
Present principal occupation or employment: Mr. Bass is Chairman of the Board of Directors of the Issuer, whose business address is 40675 Encyclopedia Cir., Fremont, CA 94538.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 13, 2025, Transferor transferred to Transferee a Secured Subordinated Convertible Note originally issued by the Company on May 26, 2023, with a principal amount of $500,000 (the Note).
In consideration for the transfer, the Transferee paid the Transferor the purchase price of $500,000 in cash by wire transfer on the date hereof.

## Item 4. Purpose of Transaction
Purpose of transaction: The transaction represents a private transfer of the Note for investment purposes. The transfer did not involve any plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Mr. Bass is the beneficial owner of 4,477,179 shares of Common Stock consisting of (i) 1,603,151 shares of Common Stock held by the Bass Trust, (ii) up to 684,931 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on August 31, 2020 (the 2020 Note)., (iii) up to 1,119,402 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on May 26, 2023 (the 2023 Note), (iv) up to 551,760 shares of Common Stock issuable to the Bass Trust upon conversion of the convertible subordinated secured promissory note purchased by the Bass Trust on August 21, 2024 (the 2024 Note), (v) up to 467,289 shares of Common Stock issuable to the Bass Trust upon conversion of the 2025 Note, and (vi) up to 50,646 shares of Common Stock issuable pursuant to stock options held by Mr. Bass that are exercisable within 60 days of the date of this Amendment.
Such shares of Common Stock, collectively, represent 41.3% of the 10,835,490 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by Mr. Bass pursuant to SEC Rule 13d-3(d)(1)(i), and which consists of (i) 7,921,761 shares of Common Stock outstanding as of October 13, 2025, (ii) 2,874,028 shares of Common Stock issuable upon conversion of the 2020 Note, 2023 Note, 2024 Note and 2025 Note and exercise of the stock options described above.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Bass has sole power to vote and dispose of all shares of Common Stock beneficially owned by Mr. Bass.
Transactions in the class effected during the past sixty days: Except for the transfer described above, the Reporting Person has not effected any transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The transferee acquired the convertible note from Mr. Kevin Mills pursuant to a Convertible Note Transfer Agreement dated October 13, 2025. Other than as described, there are no arrangements, understandings, or relationships regarding the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Convertible Note Transfer Agreement, dated October 13, 2025, between Kevin Mills and Charlie Bass.

## Signatures
- BASS CHARLIE: /s/ Charlie Bass, Charlie Bass (10/15/2025)